Exhibit 99.2

Annual Meeting of Gazit-Globe Ltd.(the “Company”)—Notice of Record Date

The Company wishes to announce that it received a reprimand notice dated August 15, 2013 from the New York Stock Exchange (“NYSE”) regarding the advance notification of the NYSE of the record date for the Company’s annual shareholders meeting held on September 3, 2013 (the “Annual Shareholders Meeting”).

As the Company is a Foreign Private Issuer subject to Israeli law, the determination of the timing of the record date and the Annual Shareholders Meeting is subject to Israeli rules and regulations. In the instance at hand, the record date was chosen to be August 5, 2013, and the Company was only able to provide 8-days advance notice to the NYSE instead of the required 10-day advance notice. Due to constraints under Israeli rules and regulations, the Company was not able to delay the record date any further and allow the NYSE 10-days advance notice.

The NYSE emphasized that this was the first time the Company had not notified the NYSE on time, the NYSE had no reason to believe the Company’s failure to give 10-days advance notice was intentional, and that the Company has not fallen below or otherwise failed to comply with any financial or other continued listing standards of the NYSE.

The Company will make all best efforts in the future to provide timely advance notice to the NYSE.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.